Exhibit 23.3

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to: (1) the reference to our name (including under the heading “Experts”) and description of our role in the valuation process of certain commercial real estate assets of KBS Legacy Partners Apartment REIT, Inc. (the “Company”) in Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11, File No. 333-181777 to be filed on the date hereof, and the prospectus contained therein (the “Prospectus”), and (2) the inclusion in the Prospectus that the total appraised real estate value of $255.7 million represents the sum of the appraised values of each of the Company’s real estate investments contained in the individual property appraisal reports provided by us to the Company as of the date of each such report.

/s/ CBRE, Inc.
CBRE, Inc.

June 13, 2013